UNITED STATES

SECURITIES AND EXCHANGE COMISSION

Washington, D. C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Newmont Mining Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-31240

(Commission File Number)

84-1611629

(I.R.S. Employer Identification No.)

6363 South Fiddlers Green Circle, Greenwood Village, CO 80111

(Address of principal executive offices) (zip code)

Elaine Dorward-King, Executive Vice President, Sustainability and External Relations

(303) 863-7414

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Newmont Mining Corporation (“Newmont,” the “Company” or “we”) for the reporting period from January 1 to December 31, 2014, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The Rule imposes certain reporting obligations on SEC registrants whose products contain Conflict Minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries.” If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. If, based on such inquiry, the registrant does not know or have reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in the Covered Countries, then no additional requirements are imposed by the Rule.

Company Overview

Newmont is primarily a gold producer, with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana and New Zealand. Founded in 1921 and publicly traded since 1925, Newmont is one of the world’s largest gold producers and is the only gold company included in the S&P 500 Index and Fortune 500. Headquartered near Denver, Colorado, the Company has approximately 28,800 employees and contractors worldwide. In 2007, Newmont became the first gold company selected to be part of the Dow Jones Sustainability World Index. Newmont’s industry leading performance is reflected through high standards in environmental management, health and safety for its employees and by creating value and opportunity for host communities and shareholders.

Instruction 1 to Item 1.01 of Form SD states that an issuer that mines Conflict Minerals would not be considered to be manufacturing those minerals for purposes of the Rule. The SEC Staff has further clarified that an issuer that engages in activities customarily associated with mining, including gold mining of lower grade ore, is not considered to be manufacturing those minerals. In accordance with such Instruction, Newmont does not consider its mining and mine development operations to constitute “manufacturing” within the meaning of the Rule. However, the Company holds a 60.6% indirect ownership interest in the Valcambi refinery. As of December 31, 2014, income from Valcambi constituted less than one percent of Newmont’s net income (loss) and net income (loss) attributable to Newmont shareholders. In connection with such ownership, the Company has prepared this Form SD.

Valcambi Overview

Valcambi’s headquarters and refining operations are located at Balerna in south-eastern Switzerland. The precious metals refinery is one of the largest dedicated facilities in the world and is situated on a 3.3 hectare site. Annual combined refining capacity of gold, silver and platinum group metals at Valcambi is approximately 2’000 metric tons. Valcambi is an independent company, employing 210 people at its plant and offices. The founders of Valcambi were a group of private Swiss investors who have had an interest in the precious metals business for over 50 years. European Gold Refineries (“EGR”) owns one hundred percent of Valcambi. EGR is owned by Newmont (indirectly, 60.6%) and private investors (39.4%) who include many of the founding investors. Throughout its 52 year history, Valcambi has focused on the business of precious metals refining.

Valcambi was the first gold refinery to produce traceable gold, known as Valcambi Green Gold, sourced only from mines that meet high environmental, safety and human rights standards. Valcambi Green Gold is fully documented, independently validated, and processed in a dedicated facility.

Overview of Newmont’s Conflict-Free Gold Standard

Newmont acknowledges that its license to operate means that it needs to demonstrate that gold has been extracted in a manner that does not cause, support or benefit unlawful armed conflict or contribute to serious human rights abuses or breaches of international humanitarian law. Newmont takes this responsibility seriously and adopted a Conflict-Free Gold Standard in March 2013, which was amended in December 2013, which codifies our commitment to promoting responsible mining practices and combatting the potential misuse of mined gold to fund armed conflict.

Through that Standard, Newmont committed to:

•	Not contributing to or supporting financing of conflict in conflict-affected or high risk areas.

•	Strengthening our engagement with suppliers of gold bearing materials in conflict-affected and high risk areas to ensure that our transactions are not causing, supporting or benefitting unlawful armed conflict or contributing to human rights abuses or breaches of international humanitarian law.

•	Doing business only with legitimate and law-abiding organizations.

•	Complying with relevant United Nations’ sanctions, resolutions and applicable domestic laws.

The full text of our Conflict-Free Gold Standard is available at http://www.newmont.com/sustainability/reports/default.aspx.

Newmont requires all employees and contingent workers to comply with its Conflict-Free Gold Standard, and requires all agents, consultants and business partners involved in Newmont’s sourcing of materials containing gold from conflict-affected and high risk areas to comply with its Conflict-Free Gold Standard in their internal business conduct and outside commercial transactions. The Conflict-Free Gold Standard is enforced through appropriate disciplinary measures up to and including termination of employment or contracts. Adherence is achieved through a comprehensive management system and subject to external assurance to ensure that Newmont maintains compliance with relevant legislation and standards published by the London Bullion Market Association (“LBMA”), the Organization for Economic Co-operation and Development (“OECD”) and the World Gold Council (“WGC”), including the WGC Conflict-Free Gold Standard.

In accordance with its commitments, Newmont prepared a Conflict-Free Gold Report (the “Report”), which summarized how Newmont complied with the WGC Conflict-Free Gold Standard for the year ended December 31, 2014. The Report concluded that Newmont was in conformance with the criteria set out in the WGC Conflict-Free Gold Standard for the reporting year. The report noted that Newmont has no mines considered to be in ‘conflict-affected or high-risk’ areas (which includes the DRC and the other Covered Countries), as determined by the assessment published in Heidelberg Conflict Barometer.

Newmont also engaged the services of the assurance provider, Bureau Veritas, to review the Report. Bureau Veritas’ independent limited assurance report can also be viewed along with the Report on the Company’s website at http://www.newmont.com/sustainability/reports/default.aspx.

The content of Newmont’s website or any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Overview of Valcambi’s Conflict Minerals Policy

Valcambi has adopted a Precious Metals Supply Chain Policy, which is available on its website at http://www.valcambi.com/download/, since it is aware of the dangers of inadvertently becoming involved in or contributing to illegal practices which may be connected to the extraction, trading, handling and exporting of minerals from any area but more specifically from conflict-affected and high-risk areas.

Valcambi’s commitment includes but is not limited to:

•	Combatting systematic or widespread abuses of human rights.

•	Avoiding any contributions to conflict.

•	Complying with high standards of anti-money laundering.

•	Combatting the financing of terrorism.

•	Excluding any direct or indirect support to non-state armed groups and/or illegally acting public or private security forces.

•	Avoiding bribery and fraudulent misrepresentation of the origin of precious metals.

•	Conforming with all relevant United Nations sanctions resolutions and domestic laws.

As a leader in the international refining Industry, Valcambi wishes to set an example when it comes to ethical values and professional standards. In accordance with those values, since 2012 Valcambi has published a Responsible Gold Policy Statement to declare its commitment to fulfil the requirements set by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its Supplement on Gold, the LBMA Responsible Gold Guidance, Section 1502 of SEC Dodd Frank Act and the WGC Conflict Free Gold Standard. Valcambi’s approach and risk policy has been designed and implemented to ensure compliance in accordance with those requirements. Valcambi defines high-risk areas in accordance with the LBMA Responsible Gold Guidance and Annex II of the OECD due diligence guidance on Conflict Minerals, which is more extensive than the list of Covered Countries under the Rule.

In connection with its compliance efforts Valcambi has: (i) established strong company management systems, (ii) identified and assessed risks in the supply chain, (iii) implemented a management strategy to respond to identified risks, (iv) arranged for an independent third-party audit of the supply chain due diligence, and (v) prepared a report on supply chain due diligence in connection with its LBMA Responsible Gold Guidance compliance. The details of Valcambi’s report on supply chain due diligence are publicly available in Valcambi’s Compliance Report for 2014 on its website. The independent third-party audit report is also publicly available on Valcambi’s website. Based on these systems, Valcambi received a Responsible Gold Certificate from the LBMA indicating that it has been placed on the London Good Delivery List of Acceptable Refiners for 2014. This certification can also be found on Valcambi’s website at http://www.valcambi.com/download/.

The content of Valcambi’s website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

We have concluded in good faith that during 2014: (a) Valcambi has manufactured and contracted to manufacture products as to which Conflict Minerals are necessary to the functionality or production of its products; and (b) based on a reasonable country of origin inquiry (“RCOI”), neither Newmont nor Valcambi knows or has reason to believe that Valcambi’s necessary Conflict Minerals originated or may have originated in the DRC or the other Covered Countries.

Description of Reasonable Country of Origin Inquiry Efforts

A good faith RCOI was conducted regarding the Conflict Minerals, which confirmed that the Conflict Minerals did not originate in the DRC or any adjoining countries.

Valcambi has strict internal assessment criteria, which are applied to assign risk profiles to every precious metals supplying counterparty. Prior to entering into a business relationship with any precious metals supplying counterparty, Valcambi systematically performs its supply chain due diligence procedures in line with all measures required by the LBMA Responsible Gold Guidance. These procedures included completion of a pre-clearance form, which includes statements relating to practice and procedures, know your customer and diligence procedures, responsible gold procedures and business information. These certifications are used to confirm that any Conflict Minerals supplied did not originate in the DRC or the other Covered Countries.

Other than with respect to Valcambi, Newmont does not believe any of its other operations constitute “manufacturing” under the Rule. Nonetheless, Newmont confirms that it did not engage in any mining or mine development in the DRC or the other Covered Countries.

Reasonable Country of Origin Inquiry Conclusion

We have no reason to believe that any Conflict Minerals necessary for the functionality of products manufactured in 2014 originated in the DRC or the other Covered Countries.

Public Conflict Minerals Disclosure

This Conflict Minerals Disclosure is also available on Newmont’s website: http://www.newmont.com/sustainability/reports/default.aspx. Valcambi’s Compliance Report for 2014, which contains additional information on the supply chain due diligence procedures is available on Valcambi’s website: http://www.valcambi.com/accreditations-compliance/our-engagement/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Newmont Mining Corporation (Registrant)

/s/ Logan Hennessey
By:	Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary
Date:	May 29, 2015

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